Exhibit 99.1

SDLP - Seadrill Partners LLC provides operational update on the semi-submersible West Aquarius

London, United Kingdom, March 11, 2014 - Seadrill Partners LLC (the “Company”) (NYSE: SDLP), on February 25, 2013 in its fourth quarter 2013 report, reported that it expected 60 days of collective off hire time in the first quarter 2014. As of today this estimate has increased to 90 days. The primary reason for the increase is linked to problems the West Aquarius has experienced with its mooring system. The root causes for the problems have been identified and are linked to equipment failures with the mooring winches. These are currently undergoing repair and testing. The total downtime for the West Aquarius in connection with this incident is presently estimated to be 58 days. The Company has Loss of Hire insurance coverage for downtime exceeding 60 days with respect to any single rig.

The West Capricorn and West Leo have returned to service since our fourth quarter 2013 report. The remaining 5 rigs have operated with an average technical utilization of 98% in the first quarter to date.

The loss of contract hire for this additional downtime for Seadrill Partners’ 30% ownership share of the West Aquarius is approximately US$5 million. This will not impact the Company’s ability to make management’s recommended distribution for the first quarter 2014 of between US$0.50 and US$0.5125.

As of today, the Company’s orderbacklog stands at US$4.4 billion and the average remaining contract term is 3.6 years.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements, which include statements related to the term loan and revolving loan and the anticipated use of proceeds therefrom, are based upon the current beliefs and expectations of Seadrill Partners’ management and are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The information set forth herein should be read in light of such risks. Seadrill Partners does not assume any obligation to update the information contained in this press release.

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetræ: Chief Financial Officer